FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 18, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES

NEW CHAIRMAN OF THE BOARD OF DIRECTORS

Moscow, Russia — May 17, 2010 — Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced that David Iakobachvili has stepped down as Chairman of the Board of Directors but will remain on the board. By today’s decision of the new Board of Directors, elected by the AGM held on 14th of May 2010, Sergey Plastinin has been elected the new Chairman of the Board of Directors.

Commenting on the announcement, David Iakobachvili said: “It has been a great honour to be chairman of Wimm-Bill-Dann since 2001. I have watched with pride as the company has matured over the last 9 years into a truly multinational player. I came to the decision, in consultation with the other directors, that it was the right time for me to step aside and allow Sergey to take up the challenging and rewarding role of Chairman. I intend to spend greater time on projects aimed at the macro development of the dairy sector, such as the Russian Dairy Union, as well as my work on the Board of the Russian Union of Industrialists and Entrepreneurs, Rusbrand and a number of other projects that are close to my heart. I remain completely committed to continuing my work as a member of the board of Wimm-Bill-Dann.”

Sergey Plastinin, the newly elected Chairman of the Board, said: “David Iakobachvili has set a very high standard as Wimm-Bill-Dann’s ambassador. That is why I see my mission in continuing what he has begun, further enhancing the company’s already world-class standard of corporate governance. As the Chairman I will do my best to ensure that the board fulfills its mission of providing strategic guidance and oversight in the interests of all of our shareholders. I would like to thank David for his service as chairman and am glad he will continue to play an important role as director.”

For further enquiries contact:

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Neo, 2Bio, 33 Korovy, Chudo and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Agusha baby food. The company has 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia with over 18,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2009, Standard & Poor’s Governance Services confirmed WBD’s governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”. The score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry V. Ivanov
Name:	Dmitry V. Ivanov
Title:	CFO
Wimm-Bill-Dann Foods OJSC

Date: May 18 2010